Filed Pursuant to Rule 424(b)(3)

Registration No. 333-274885

PROSPECTUS SUPPLEMENT NO. 2

(To Prospectus Dated January 19, 2024)

(Prospectus Supplement No. 1 Dated February 1, 2024)

CALIDI BIOTHERAPEUTICS, INC.

Up to 11,500,000 Shares of Common Stock Issuable Upon the Exercise of Public Warrants

23,301,960 Shares of our Common Stock for Resale by the Selling Securityholders

1,912,154 Warrants

This prospectus supplement (this “Prospectus Supplement”) updates and supplements the prospectus dated January 19, 2024, as supplemented by Prospectus Supplement No. 1 dated February 1, 2024 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1, as amended (Registration No. 333-274885). This Prospectus Supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 12, 2024 (the “Form 8-K”). Accordingly, we have attached the Form 8-K to this Prospectus Supplement.

The Prospectus and this Prospectus Supplement relates to the issuance by us of an aggregate of up to up to 11,500,000 shares of common stock that may be issued upon the exercise of public warrants (“Public Warrants”).

In addition, the Prospectus and this Prospectus Supplement relates to the offer and sale from time to time by the selling securityholders named in the Prospectus (the “Selling Securityholders”) of (i) up to 23,301,960 shares of our common stock, which consists of (A) 18,912,982 shares being registered pursuant to an (1) Amended And Restated Registration Rights Agreement dated September 12, 2023; (2) Voting and Lock-Up Agreement dated as of January 9, 2023, and amended on April 12, 2023, and (3) Series B Preferred Stock Investors’ Rights Agreement dated June 16, 2023 (collectively “Registration Rights Agreements”) by and among us and certain of the Selling Securityholders, granting such holders registration rights with respect to such shares; (B) 387,820 shares issued in consideration of the cancellation of certain debt obligations; (C) 1,093,014 shares issued and/or to be issued in connection with entering into certain forward purchase agreements, new money PIPE agreements and related agreements; (D) up to 1,912,154 shares of common stock that may be issued upon the exercise of the Private Placement Warrants originally issued to Sponsor, Metric and anchor investors some of which were transferred to certain Calidi stockholders for settlement of liabilities immediately prior to the closing of the Business Combination; and (E) 40,218 shares of common stock and 100,000 shares of common stock underlying stock options issued for fees and 15,804 shares of common stock issued in connection with the Business Combination; and (ii) up to 1,912,154 Private Placement Warrants.

This Prospectus Supplement should be read together with the Prospectus. If there is any inconsistency between the information in the Prospectus and this Prospectus Supplement, you should rely on the information in this Prospectus Supplement.

As of January 31, 2024, there were 35,452,185 shares (excluding 18,000,000 Non-Voting Escalation Shares) of common stock outstanding. The resale of all shares of common stock being offered pursuant to the Prospectus and Prospectus Supplement represents approximately 65.7% of our outstanding shares of common stock and the sale of a substantial number of shares of common stock could result in a significant decline in the public trading price of our common stock. Our common stock and Public Warrants are listed on the NYSE American under the symbols “CLDI” and “CLDI WS,” respectively. On February 9, 2024, the closing price of our common stock and the Public Warrant was $0.58 per share and $0.04 per warrant, respectively.

We are an “emerging growth company” and a “smaller reporting company” as defined under U.S. federal securities laws and, as such, have elected to comply with reduced public company reporting requirements. The Prospectus, together with this Prospectus Supplement, complies with the requirements that apply to an issuer that is an emerging growth company and a smaller reporting company. We are incorporated in Delaware.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described in the section entitled “Risk Factors” beginning on page 8 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this Prospectus Supplement and the Prospectus. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated February 12, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 9, 2024

CALIDI BIOTHERAPEUTICS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-40789	86-2967193
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4475 Executive Drive, Suite 200, San Diego, California	92121
(Address of principal executive offices)	(Zip Code)

(858) 794-9600

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common stock, par value $0.0001 per share	CLDI	NYSE American LLC

Warrants, each whole warrant exercisable for one share of common stock	CLDI WS	NYSE American LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.02 Unregistered Sales of Equity Securities

The information set forth under Item 8.01 in this Form 8-K is incorporated herein by reference.

The issuance of the Restricted Shares, Warrant and the shares of common stock that may be issuable upon conversion of the Warrant (the “Securities”) were made to an accredited investor in reliance on the exemption from registration afforded by Section 4(a)(2) of the Securities Act, as amended (the “Securities Act”) as provided in Rule 506(b) of Regulation D promulgated thereunder. The offering of the Securities was not conducted in connection with a public offering, and no public solicitation nor advertisement was made or relied upon by the investor in connection with the offering.

Item 8.01 Other Events.

On February 9, 2024, Calidi Biotherapeutics, Inc., a Delaware corporation (“Registrant,” “we,” “our,” or the “Company”), Calidi Biotherapeutics, Inc., a Nevada corporation and wholly owned subsidiary of the Registrant (“Calidi”) entered into a settlement agreement and mutual release (the “Settlement Agreement”) with Dr. Elliot Lander, Saralee Berman, as Trustee of the Mark Howard Berman and Saralee Turrell Berman Living Trust, successor in interest to the Estate of Dr. Mark Berman, and Cell Surgical Network, Inc. (the “physicians”) in connection with a dispute relating to certain stock options and the termination of that certain partnership agreement and related agreements (the “Dispute”).

On March 14, 2022, the physicians filed a lawsuit (Lander v. Calidi Biotherapeutics, Inc., filed in the Superior Court of the State of California in and for the County of San Diego), seeking, among other claims, declaratory relief and claiming that the stock options granted to them pursuant to the partnership agreement, have not expired and remain exercisable by the physicians. The physicians claimed that 1,248,600 in vested stock options were valid and exercisable, even though the physicians did not provide any services to Calidi since the March 21, 2018, termination date.

Pursuant to the Settlement Agreement, as consideration for a full release and discharge of claims, and dismissal of claims by the parties, we agreed to provide to the physicians the following: (a) the issuance of 200,000 restricted shares of our common stock (the “Restricted Shares”) and (b) the issuance of 400,000 warrants to purchase Restricted Shares, which (i) has an exercise price equal to $1.32; and (ii) are exercisable for 5 years after the date of issuance of the warrants, subject to the terms set forth in such warrant (the “Warrant”). In addition, the physicians were granted piggy-back rights with respect to the Restricted Shares and any shares issued pursuant to any Warrants (“Warrant Shares”) that were granted by the Settlement Agreement. However, we have the right to refuse to register the Restricted Shares and Warrant Shares if it determines, in our sole discretion based on commercially reasonable grounds, that the inclusion of the Restricted Shares and Warrant Shares pursuant to piggy-back rights will adversely affect our ability to raise capital from such registration statement.

Item 9.01 Financial Statements and Exhibits.

Exhibit Index

Exhibit	Exhibit Description
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CALIDI BIOTHERAPEUTICS, INC.
Dated: February 12, 2024
	By:	/s/ Andrew Jackson
	Name:	Andrew Jackson
	Title:	Chief Financial Officer